Mail Stop 6010

November 15, 2007

Matthew A. Brown
President and Chief Executive Officer
Online Sales Strategies, Inc.
5301 W Cypress Ave, Suite 105
Tampa, FL 33607

   Re: Online Sales Strategies, Inc.
     Schedule 14C
     Filed November 8, 2007
     File No. 1-12992

Dear Mr. Brown:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Reverse Stock Split

1. We note you currently have approximately 699 record holders, and you are doing a 250:1 reverse stock split. Please provide your analysis as to the applicability of rule 13e-3, as it appears possible that the number of record holders might decrease to fewer than 300.

Additional Information

2.   Please remove the reference to the 2005 Form 10-KSB since you have not filed a Form 10-KSB for 2005. You should also delete the statement that the Form 10-KSB is "incorporated in this Information Statement" because you are not eligible to incorporate by reference.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Luke C. Zouvas
        Applbaum & Zouvas, LLP
        925 Hotel Circle South
        San Diego, CA 92108